Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & FedEx

October 27, 2011

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:       The Lincoln National Life Insurance Company
Request Pursuant to Rule 485(b) (1)(vii)
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Company (the “Replicate Filings”) under paragraph (b) of Rule 485.

The Company filed, on October 27, 2011, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:

•	Lincoln Life Variable Annuity Account N, File No. 333-170529 (the “Template Filing”).

In connection with this request, the Company confirms that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings; the Replicate Filings will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•
Because the Replicate Filings are substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filings will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

•	The Replicate Filings will not include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The amendment outlines new age bands and percentages under two Living Benefit riders – Lincoln Lifetime IncomeSM Advantage 2.0 and i4LIFE® Advantage with Guaranteed Income Benefit – that will be applicable to new elections of these riders.

There are no differences between the Template Filing and the Replicate Filings.

The Company proposes to add the above disclosure to the next amendment to the following Replicate Filings:

Lincoln National Variable Annuity Account C
•	File No. 033-25990
•	File No. 333-68842
Lincoln National Variable Annuity Account E
•	File No. 033-26032
Lincoln National Variable Annuity Account H
•	File No. 033-27783
•	File No. 333-18419
•	File No. 333-35784
•	File No. 333-61592
•	File No. 333-63505
•	File No. 333-135219
•	File No. 333-170695
•	File No. 333-175888
Lincoln Life Variable Annuity Account N
•	File No. 333-40937
•	File No. 333-36316
•	File No. 333-61554
•	File No. 333-138190
•	File No. 333-135039
•	File No. 333-149434
•	File No. 333-170529
•	File No. 333-170897
•	File No. 333-172328
•	File No. 333-174367
Lincoln Life & Annuity Variable Annuity Account H
•	File No. 333-141754
•	File No. 333-141756
•	File No. 333-141758
•	File No. 333-141763
•	File No. 333-141766
•	File No. 333-171097
•	File No. 333-172328
•	File No. 333-176216
Lincoln New York Account N for Variable Annuities
•	File No. 333-145531
•	File No. 333-141752
•	File No. 333-141757
•	File No. 333-141759
•	File No. 333-141762
•	File No. 333-149449
•	File No. 333-171096
•	File No. 333-175691
•	File No. 333-176213

*      *      *

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (860) 466-1222.  Thank you for your assistance with and attention to this matter.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher
Counsel

cc:           Alison White, Esq.